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                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )<F*>
                                        -----------


                                 Parkway Company
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $.01 par value
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  701545-20-4
                      ------------------------------------
                                (CUSIP Number)

                            Joseph D. Lehrer, Esq.
       10 S. Broadway, Suite 1800, St. Louis, MO 63102 (314) 241-9090
- ------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 6, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))


                                    Page 1 of 7 pages

- -------------------------                           -------------------------
 CUSIP NO.   701545-20-4         SCHEDULE 13D        Page   2  of  7  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    John D. Weil, SS # ###-##-####
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    PF
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        100,000, subject to the disclaimer contained in Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          3,000, subject to the disclaimer contained in Item 5.
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   100,000, subject to the disclaimer contained in Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   3,000, subject to the disclaimer contained in Item 5.

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,200, subject to the disclaimer contained in Item 5.
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.39%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    IN
- -----------------------------------------------------------------------------
                     <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 701545-20-4                                              Page 3 of 7

ITEM 1.  Security and Issuer.
         -------------------

  The Reporting Person is the holder of shares of the Common
Stock, $.01 par value ("Stock") of Parkway Company, a Texas corporation (the "Issuer"), 300 One Jackson Place, 188 East
Capitol Street, Jackson, Mississippi 39201

ITEM 2.  Identity and Background.
         -----------------------

  (a)  John D. Weil ("Reporting Person");

  (b)  200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

  (c)  Self-employed investor, 200 N. Broadway, Suite 825, St.
       Louis, Missouri  63102;

  (d)  No;

  (e)  No;

  (f)  U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

  All shares of Stock of the Issuer were purchased with the
funds of the owners of the shares of Stock listed in Item 5.  All
                                                     ------
purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted by the National Association of Securities Dealers, Inc.

ITEM 4.  Purpose of the Transaction.
         --------------------------

  The owners listed in Item 5 purchased the Stock of the Issuer
                       ------
for general investment purposes.  The owners listed in Item 5 may
                                                       ------
acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals
                     ------
which relate to or would result in:

  (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

  (d) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 701545-20-4                                              Page 4 of 7

  (e) any other material change in the Issuer's business or corporate structure;

  (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

  (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
       Section 12(g)(4) of the Securities Exchange Act; or

  (i)  any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

  (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 167,200 shares of Stock in the manner hereinafter described:



                                                                         Percentage of
                                      Relationship to           Number    Outstanding
   Shares Held in Name of             Reporting Person        of Shares   Securities
   ----------------------             ----------------        ---------  -------------
John D. Weil                          Reporting Person          78,000       3.92%

Mark S. Weil                          Brother                   13,200        .66%

Richard K. Weil, Jr.                  Brother                   14,000        .70%

Paula K. Weil                         Sister                    17,000        .85%

Daniel D. Weil                        Nephew                     2,000        .10%

Mark S. Weil and John D. Weil,        Nephew                     1,000        .05%
Trustees for Daniel D. Weil
(Item 10 Trust)

Mark S. Weil, Trustee                 Trust for Nephew           5,000        .25%
for Daniel D. Weil,
ex. by Richard K. Weil

Alexander P. Weil                     Nephew                     4,000        .20%

Mark S. Weil and                      Nephew                     1,000        .05%
John D. Weil, Trustees
for Alexander P. Weil
(Item 10 Trust)

Mark S. Weil, Trustee                 Trust for Nephew           5,000        .25%
for Alexander P. Weil,
ex. by Richard K. Weil

John D. Weil, Trustee for             Trust for Daughter         5,000        .25%
Victoria L. Weil, ex.
by Richard K. Weil


CUSIP NO. 701545-20-4                                              Page 5 of 7

John D. Weil, Trustee for             Daughter                   1,000        .05%
Victoria L. Weil
(Item 10 Trust)

Gideon J. Weil                        Son                        3,000        .15%

John D. Weil,                         Trust for Son              5,000        .25%
Trustee for
Gideon J. Weil,
ex. by Richard K. Weil

John D. Weil, Trustee                 Son                        1,000        .05%
for Gideon J. Weil
(Item 10 Trust)

Samuel J. G. Weil                     Nephew                     1,000        .05%

Richard K. Weil, Jr.                  Nephew                     1,000        .05%
and John D. Weil,
Trustees for Samuel J. G. Weil
(Item 10 Trust)


Clayton Management Company            Corporation               10,000        .50%
                                      Controlled by
                                      Reporting Person
                                                              ---------      --------
TOTAL                                                          167,200        8.39%
                                                               =======        =====
                                                                       (-.01 rounding error)

  The foregoing percentages assume that the Issuer has 1,992,000 shares of Stock outstanding.

  All shares held in the name of the corporation specified in
Item 5 are reported as beneficially owned by the Reporting Person
- ------
because as sole shareholder, officer and director of such corporation the Reporting Person has voting and investment power with respect to the shares of stock owned by such corporation. All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. Except for Stock held in the name of the Reporting Person, or in the name of a corporation controlled by the Reporting Person, or in trust wherein the Reporting Person is the trustee, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE
REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION
13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL
OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO. 701545-20-4                                              Page 6 of 7

   (c)


                                                                      Net
                                                                     Price
                                                          Number      Per          Transaction
          Purchase in the Name of             Date      of Shares    Share         Made Through
          -----------------------             ----      ---------    -----         ------------
John D. Weil                                 4/13/95      5,000      13              Cowen & Co.

Paula K. Weil                                4/19/95      4,000      14 7/8        Jefferies & Co.

John D. Weil                                 4/19/95      2,000      14 7/8        Jefferies & Co.

Paula K. Weil                                4/24/95      3,000      15 9/16       Jefferies & Co.

Paula K. Weil                                5/8/95       5,000      16 5/16       Jefferies & Co.

John D. Weil                                 5/17/95      1,000      15 5/8        Jefferies & Co.

Paula K. Weil                                5/24/95      2,000      15 3/4        Jefferies & Co.

Richard K. Weil, Jr.                         5/24/95      2,000      15 3/4        Jefferies & Co.

Mark S. Weil                                 5/24/95      1,000      15 3/4        Jefferies & Co.

Paula K. Weil                                6/6/95       3,000      15 5/8        Jefferies & Co.

John D. Weil                                 6/6/95       3,000      15 5/8        Jefferies & Co.

Mark S. Weil, Trustee for Daniel D.          6/6/95       5,000      15 5/8        Jefferies & Co.
Weil, ex. by Richard K. Weil

Mark S. Weil, Trustee for Alexander P.       6/6/95       5,000      15 5/8        Jefferies & Co.
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Victoria L.        6/6/95       5,000      15 5/8        Jefferies & Co.
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Gideon J.          6/6/95       5,000      15 5/8        Jefferies & Co.
Weil, ex. by Richard K. Weil

Daniel D. Weil                               6/6/95       2,000      15 5/8        Jefferies & Co.

Alexander P. Weil                            6/6/95       4,000      15 5/8        Jefferies & Co.

Gideon J. Weil                               6/6/95       3,000      15 5/8        Jefferies & Co.

Mark S. Weil                                 6/7/95       1,000      15 5/8        Jefferies & Co.

Clayton Management Company                   6/7/95       1,000      15 5/8        Jefferies & Co.

Mark S. Weil and John D. Weil,               6/7/95       1,000      15 5/8        Jefferies & Co.
Trustees for Daniel D. Weil
(Item 10 Trust)


CUSIP NO. 701545-20-4                                              Page 7 of 7

Mark S. Weil and John D. Weil,               6/7/95       1,000      15 5/8        Jefferies & Co.
Trustees for Alexander P. Weil
(Item 10 Trust)

John D. Weil, Trustee for Victoria L.        6/7/95       1,000      15 5/8        Jefferies & Co.
Weil (Item 10 Trust)

John D. Weil, Trustee for Gideon J.          6/7/95       1,000      15 5/8        Jefferies & Co.
Weil (Item 10 Trust)

Richard K. Weil, Jr. and John D. Weil,       6/7/95       1,000      15 5/8        Jefferies & Co.
Trustees for Samuel J. G. Weil
(Item 10 Trust)

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6.      Contracts, Arrangements, Understandings or Relationships
             --------------------------------------------------------
             With Respect to Securities of the Issuer.
             ----------------------------------------

   The Reporting Person is the sole shareholder, officer and director of the corporation mentioned in Item 5. The Reporting
                                         ------
Person is Trustee of several of the trusts mentioned in Item 5.
                                                        ------
The Reporting Person is related to all other persons mentioned in
Item 5, including the trustees and beneficiaries of all of the
- ------
trusts mentioned in Item 5.
                    ------

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

   None.


   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     --------------------------
                                                          John D. Weil

                                                          June 15, 1995